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189
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 047285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PICTET OVERSEAS INC.**

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montreal	Quebec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edite Das Neves / Mary Zavitsanos, CA (514) 350-6234 / (514) 350-6232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edite Das Neves / Mary Zavitsanos, CA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PICTET OVERSEAS INC., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

Assistant Vice President / Senior Vice President

Title

Notary Public

Commissioner of Oaths
LIDIA SAGALA
138 691
Judiciary District of Montreal
Quebec, Canada

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Audit attestation to the firm's exemption from SEC Rule 15c3-3, paragraph (k)(2)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pictet Overseas Inc.

Financial Statements
December 31, 2010
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2011

Auditors' Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the balance sheet of **Pictet Overseas Inc.** (the "company") as at December 31, 2010 and the statements of earnings and retained earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital as at December 31, 2010, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Pictet Overseas Inc.
Balance Sheet
As at December 31, 2010

(expressed in US dollars)

	2010 $	2009 $
Assets		
Current assets		
Cash and cash equivalents	575,406	606,986
Short-term deposits	13,800,000	13,772,328
Accounts receivable	98,270	100,329
Prepaid expenses	141,392	60,417
Income taxes recoverable	54,182	97,406
	14,669,250	14,637,466
Liabilities		
Current liabilities		
Accounts payable and accrued charges	133,567	224,379
Shareholder's Equity		
Capital stock (note 3)	10,000,000	10,000,000
Retained earnings	4,535,683	4,413,087
	14,535,683	14,413,087
	14,669,250	14,637,466

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

_________________________ Director _________________________ Director

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2010

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	**Amount $**	**Number of Class C preferred shares**	**Amount $**	**Number of Class D preferred shares**	**Amount $**	**Retained earnings $**	**Total $**
Balance as at December 31, 2008	2,500,000	2,500,000	-	-	2,500,000	2,500,000	2,779,759	7,779,759
Share issuance	2,500,000	2,500,000	2,500,000	2,500,000	-	-	-	5,000,000
Net earnings for the year	-	-	-	-	-	-	1,633,328	1,633,328
Balance as at December 31, 2009	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,413,087	14,413,087
Net earnings for the year	-	-	-	-	-	-	1,122,596	1,122,596
Dividends paid	-	-	-	-	-	-	(1,000,000)	(1,000,000)
Balance as at December 31, 2010	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,535,683	14,535,683

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Earnings and Retained Earnings

For the year ended December 31, 2010

(expressed in US dollars)

	2010 $	2009 $
Revenue		
Commissions earned	4,064,936	4,450,870
Foreign exchange market	444,356	461,726
Interest	28,716	40,765
Other income	626	-
	4,538,634	4,953,361
Expenses		
Salaries and related expenses	863,336	708,802
Professional fees	54,068	55,895
Insurance	4,137	4,200
General	18,860	48,628
Management fees	415,862	454,374
Referral fees	12,695	12,786
Stock exchange fees	939,015	976,560
Information services	680,858	605,039
Licences and software maintenance	4,877	10,516
Membership fees	61,999	60,718
Interest expense	2,404	29,995
Foreign exchange gain	(29,073)	(252,805)
	3,029,038	2,714,708
Earnings before income taxes	1,509,596	2,238,653
Provision for income taxes	387,000	605,325
Net earnings for the year	1,122,596	1,633,328
Retained earnings – Beginning of year	4,413,087	2,779,759
Dividends paid	(1,000,000)	-
Retained earnings – End of year	4,535,683	4,413,087

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2010

(expressed in US dollars)

	2010 $	2009 $
Cash flows from		
Operating activities		
Net earnings for the year	1,122,596	1,633,328
Changes in non-cash operating working capital items		
Decrease (increase) in accounts receivable	2,059	(41,914)
Increase in prepaid expenses	(80,975)	(17,650)
Decrease in income taxes recoverable	43,224	117,263
Increase (decrease) in accounts payable and accrued charges	(90,812)	112,981
	(126,504)	170,680
	996,092	1,804,008
Investing activities		
Acquisition of short-term deposits	(27,677,672)	(23,255,137)
Redemption of short-term deposits	27,650,000	16,786,403
	(27,672)	(6,468,734)
Financing activities		
Dividends paid	(1,000,000)	-
Proceeds from share issuance	-	5,000,000
	(1,000,000)	5,000,000
Increase (decrease) in cash and cash equivalents during the year	(31,580)	335,274
Cash and cash equivalents – Beginning of year	606,986	271,712
Cash and cash equivalents – End of year	575,406	606,986
Supplementary information		
Interest paid	2,404	29,995
Income taxes paid	430,224	455,240

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

The company was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose principal entity is Pictet et Cie. The company is a member of Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The company is also a member of several exchanges, as it is registered as a broker-dealer with several US states. The company's business activities include marketing European and North American trade execution services for equities, options and foreign exchange.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under the generally accepted accounting principles of the United States of America.

Revenue recognition

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less short-term operating loans. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Foreign currency translation

These financial statements have been prepared in US dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of earnings.

(expressed in US dollars)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Capital stock

Authorized, unlimited as to number

- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class A common shares, voting
- Class B common shares, non-voting

Issued

	2010 $	2009 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

(expressed in US dollars)

4 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet et Cie.

The statement of earnings includes the following related party transactions:

	2010 $	2009 $
Revenue		
Commissions	3,661,718	3,507,173
Expenses		
Salaries and related expenses	830,944	675,607
Management fees	415,862	454,374
Stock exchange fees	18,990	9,525

Commissions are collected by Pictet et Cie or Pictet Canada L.P. at the settlement date and remitted to the company.

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

5 Financial instruments and risk management

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

(expressed in US dollars)

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The company's credit risk arises from its cash and cash equivalents, short-term deposits, accounts receivable and income taxes recoverable. The maximum exposure of the company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2010 $	2009 $
Short-term deposits	13,800,000	13,772,328
Accounts receivable	98,270	100,329
Income taxes recoverable	54,182	97,406
Maximum exposure	13,952,452	13,970,063

The company's financial instruments are with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

As at December 31, 2010, there are no amounts receivable in default and no provision for doubtful accounts has been recorded.

Liquidity risk

Liquidity risk is the risk that the company will be unable to meet a demand for cash or fund its obligations as they come due. The company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that adequate funds exist to support business strategies and operational growth. All of the short-term deposits are held with a Canadian chartered bank and have maturities of up to 12 months. The company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

The contractual terms to maturity of the financial liabilities owed by the company as at December 31, 2010 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank, with maturities of up to 12 months and are recorded at their market value.

(expressed in US dollars)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the company. The company incurs interest rate risk on its cash and cash equivalents and short-term deposits. The company does not hedge its exposure to interest rate risk as it is minimal.

The following table summarizes the financial instruments and their fair value as at December 31, 2010:

Financial instrument	**Fair value $**	**Interest rate %**
Cash and cash equivalents	575,406	-
Short-term deposits	13,800,000	0.20

As at December 31, 2010, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $138,000 or a decrease of $33,053 respectively in net earnings.

The following table summarizes the financial instruments and their fair value as at December 31, 2009:

Financial instrument	**Fair value $**	**Interest rate %**
Cash and cash equivalents	606,986	-
Short-term deposits	13,772,328	0.24

As at December 31, 2009, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase or decrease of $73,036 respectively in net earnings.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

(expressed in US dollars)

The significant balances in foreign currencies expressed in equivalent US dollars as at December 31, 2010 are as follows:

	US$	CA$	Other $
Cash	480,444	94,962	-
Short-term deposits	13,800,000	-	-
Accounts receivable	86,080	11,650	540
Income taxes recoverable	-	54,182	-
Accounts payable and accrued charges	(114,710)	(18,857)	-
	14,251,814	141,937	540

Based on the above net exposures as at December 31, 2010 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $7,097 respectively in net earnings.

The significant balances in foreign currencies expressed in equivalent US dollars as at December 31, 2009 are as follows:

	US$	CA$	Other $
Cash	349,312	257,278	396
Short-term deposits	13,200,000	572,328	-
Accounts receivable	60,970	39,359	-
Income taxes recoverable	84,611	12,795	-
Accounts payable and accrued charges	(175,163)	(49,216)	-
	13,519,730	832,544	396

Based on the above net exposures as at December 31, 2009 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $41,627 respectively in net earnings.

(expressed in US dollars)

6 Capital management

The company's capital comprises capital stock and retained earnings.

As a member of FINRA, the company is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934. This Rule prescribes, among other things, a minimum net capital of $100,000 and that "aggregate indebtedness" may not exceed 1,500% of "net capital", as those terms are defined by the Act.

The company's management monitors the capital of the company to ensure that the company has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the company may issue additional shares or pay out dividends. On a weekly basis, the company documents its monitoring of excess net capital and compares the current balance to the projected capital and prior weeks' amounts.

The company does not hold client funds. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In 2010, the company continued unchanged its 2009 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As at December 31, 2010, the company's aggregate indebtedness and net capital were $133,567 and $14,146,677 respectively (2009 – $224,379 and $14,109,196 respectively), giving a result of 0.9% (2009 – 1.6%).

7 Comparative figures

Certain of the comparative figures have been reclassified to conform to the financial presentation adopted for the year ended December 31, 2010.

Pictet Overseas Inc.
Schedule of Computation of Net Capital
As at December 31, 2010

(expressed in US dollars)

	2010 $	2009 $
Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	4,535,683	4,413,087
	14,535,683	14,413,087
Accounts receivable less non-allowable assets	93,130	96,268
Prepaid expenses	141,392	60,417
Income taxes recoverable	54,182	97,406
Haircut on foreign currency	5,698	49,800
Haircut on failed trades	94,604	-
	389,006	303,891
	14,146,677	14,109,196
Aggregate Indebtedness		
Accounts payable and accrued charges	133,567	224,379
Aggregate indebtedness as a percentage of net capital	0.9%	1.6%

Pictet Overseas Inc.

Supplementary Report on
Computation of Net Capital
As at December 31, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

February 23, 2011

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of Pictet Overseas Inc.

As part of our audit of the financial statements of **Pictet Overseas Inc.** as at December 31, 2010 and for the year then ended on which we reported under date of February 23, 2011, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material inadequacies in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material inadequacy. For the purposes of this report, material inadequacy is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Pictet Overseas Inc. and the Financial Industry Regulatory Authority and is not to be used by any other party.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2010
(expressed in US dollars)

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2010
(expressed in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2011

Auditors' Report

To the Shareholder of Pictet Overseas Inc.

The statement of changes in shareholder's equity is derived from the balance sheet and statement of earnings and retained earnings included in the complete financial statements of **Pictet Overseas Inc.** for the year ended December 31, 2010 on which we expressed an opinion without reservation in our report dated February 23, 2011. This statement of changes in shareholder's equity is the responsibility of management. Our responsibility is to ensure that this statement of changes in shareholder's equity is fairly summarized from the complete balance sheet and statement of earnings and retained earnings.

In our opinion, this statement of changes in shareholder's equity is fairly summarized, in all material respects, from the related balance sheet and statement of earnings and retained earnings included in the complete financial statements.

This statement of changes in shareholder's equity does not contain all the disclosures required by accounting principles generally accepted in the United States of America, including summarized information about the balance sheet and statements of earnings and retained earnings and cash flows, and accordingly may not be appropriate for certain users.

PricewaterhouseCoopers LLP[1]

---

[1] Chartered accountant auditor permit No. 22923

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2010

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	**Amount $**	**Number of Class C preferred shares**	**Amount $**	**Number of Class D preferred shares**	**Amount $**	**Retained earnings $**	**Total $**
Balance at December 31, 2008	2,500,000	2,500,000	-	-	2,500,000	2,500,000	2,779,759	7,779,759
Share issuance	2,500,000	2,500,000	2,500,000	2,500,000	-	-	-	5,000,000
Net earnings	-	-	-	-	-	-	1,633,328	1,633,328
Balance at December 31, 2009	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,413,087	14,413,087
Net earnings	-	-	-	-	-	-	1,122,596	1,122,596
Dividends paid	-	-	-	-	-	-	(1,000,000)	(1,000,000)
Balance at December 31, 2010	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,535,683	14,535,683

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 25, 2011

To the Shareholder of Pictet Overseas Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the twelve month period ended December 31, 2010, which were agreed to by Pictet Overseas Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pictet Overseas Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pictet Overseas Inc.'s management is responsible for Pictet Overseas Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with Canadian generally accepted auditing standards. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (payment by swift) and noted no differences;

2. Compared the interest expenses adjustment reported in Form SIPC-7 with the interest expenses reported on the quarterly Form X-17A-5 (FOCUS Line 22/Part IIA Line 13, Code 4075) submitted to the Financial Industry Regulatory Authority for each of the quarters ended March 31, June 30, September 30 and December 31, 2010 and noted no differences;

3. Compared the amounts reported on the quarterly Form X-17A-5 submitted to the Financial Industry Regulatory Authority for each of the quarters ended March 31, June 30, September 30 and December 31, 2010, as applicable, with the amounts reported as Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) on Form SIPC-7 for the twelve month period ended December 31, 2010 and noted that the amount of revenue on line 2a. of the Determination of "SIPC Net Operating Revenues" and General Assessment was the same;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

PRICEWATERHOUSECOOPERS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047285 FINRA DEC
PICTET OVERSEAS INC
1000 DE LA GAUCHETIERE W STE 3100
MONTREAL QUEBEC H3B 4W5
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edite Das Neves, 514-350-6234

2. A. General Assessment (item 2e from page 2)		$ 11 413
B. Less payment made with SIPC-6 filed (exclude interest) 23-07-2010 Date Paid		(6031)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5382
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5382	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pictet Overseas Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 11.

Assistant V.P./Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 01, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,567,707
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2404	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2404
Total deductions	2404
2d. SIPC Net Operating Revenues	$ 4,565,303
2e. General Assessment @ .0025	$ 11,413
	(to page 1, line 2.A.)